Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genpact Limited:

We consent to the incorporation by reference in the registration statements (No. 333-153113) on Form S-8, (No. 333-145152) on Form S-8/A and (No. 333-165481) on Form S-3 of Genpact Limited of our reports dated February 29, 2012, with respect to the consolidated balance sheets of Genpact Limited and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, equity and comprehensive income (loss), and cash flows, for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Genpact Limited.

KPMG

Gurgaon, India

February 29, 2012